

January 29, 2013

Via Email

Scott W. Koller
Chief Executive Officer
Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, Minnesota 55345

> **Re:** **Wireless Ronin Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 4, 2013**
> **File No. 333-185885**

Dear Mr. Koller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. On December 31, 2012, the aggregate market value of outstanding common stock held by non-affiliates was $7,268,616, and during the prior twelve calendar months, you offered $1,408,146 of securities pursuant to General Instruction I.B.6 of Form S-3. You are registering $15 million of common stock, warrants, and units. Please confirm your understanding that at the time you file prospectus supplements for takedowns off the shelf, the aggregate market value of securities sold by or on behalf of you pursuant to General Instruction I.B.6 of Form S-3 during the period of 12 calendar months immediately prior to, and including, the sale must be no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates. For guidance, refer to Questions 116.22 and 116.23 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Securities Act Forms.

Available Information, page 3

2.   Please incorporate by reference from your current report on Form 8-K filed
        January 4, 2013. See Item 12(a)(2) of Form S-3, and for guidance, refer to
        Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure
        Interpretations for Securities Act Forms. Ensure that the list of previously filed
        documents incorporated by reference is complete when you file the amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective responsibilities under the
Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s. Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
       Brett D. Anderson, Esq.
       Briggs and Morgan, P.A.